Mail Stop 3561


									December 13, 2005




Mr. Robert S. Thomas
President & Chief Executive Officer
Charles & Colvard, Ltd.
300 Perimeter Park Drive, Suite A
Morrisville, NC 27560


		RE:	Charles & Colvard, Ltd.
			Form 10-K for Fiscal Year Ended December 31, 2004 Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005
and September 30, 2005
Filed March 21, 2005, May 13, 2005, August 11, 2005 and November
9,
2005
			File No.  0-23329

Dear Mr. Thomas:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Independent Auditors` Report, page 35

1. Please amend your filing to provide an audit report that includes the city and State where issued consistent with the requirements of
Rule 2-02(a)(3) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 40

Principles of Consolidation, page 40

2. Please disclose your ownership interest in your Guangzhou
Charles
& Colvard Trading Limited subsidiary and method used to account for this investment.

Item 9A. Controls and Procedures, page 53

3. You state that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15. However, your principal executive and financial officers only concluded that your disclosure controls and procedures "enable [you] to record, summarize and report in a timely manner the information that the [you are] required to disclose in Exchange Act reports." Please confirm for us, if true, that the same officers concluded that your disclosure control and procedures were effective in ensuring that information required to be disclosed in this report was recorded, processed, summarized and reported within the time periods specified in the Commission`s rules and forms. Please also confirm for us, if true, that the same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Your confirmation of the preceding information applies to both your annual report and each of your subsequent quarterly filings. See Items 307 of Regulation S-K and Exchange Act Rule 13a-15(e) for guidance. Notwithstanding your response to this comment, please ensure your future filings provide the appropriate disclosures. In particular, it should be clear whether you have concluded that your disclosure controls and procedures are effective or ineffective.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Robert S. Thomas
Charles & Colvard, Ltd.
December 13, 2005
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